FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

23 July 2010

CEBS STRESS TEST CONFIRMS STRENGTH OF HSBC'S CAPITAL POSITION

HSBC welcomes today's publication by the Financial Services Authority (FSA) and the Committee of European Banking Supervisors (CEBS) of the results of the EU-wide stress test exercise1.

HSBC notes that on the basis of the modelled macro-economic assumptions, and under the severe stresses applied in the simulated 'adverse scenario', which included additional European Economic Area (EEA) sovereign shock, HSBC's tier 1 ratio is shown at 10.2 per cent, which is above its target range. On this basis, HSBC would remain fully in compliance with current regulatory requirements without any need to raise further capital.

Michael Geoghegan, HSBC Group Chief Executive commented: "We are pleased to note the FSA's conclusions on this exercise and view it as a timely and important contribution to building investor and market confidence and supporting financial stability. The outcome for HSBC reinforces what we have been saying - that HSBC is both financially strong and well positioned to deal with any further foreseeable economic downturn."

HSBC has been profitable in all three years since the financial crisis began and did not need government recapitalisation.

The stress test exercise was based on the application of commonly agreed macro-economic scenarios to data provided by selected EU banking institutions mainly based on their balance sheets and risk exposures as at 31 December 2009.

In addition HSBC, along with other banks which are the subject of this exercise, is disclosing its EEA Sovereign debt exposures as at 31 March 20102.

HSBC will report its results for the six months to 30 June 2010 on Monday, 2 August 2010.

Media enquiries to Patrick McGuinness on +44 (0) 20 7991 0111 or at patrickmcguinness@hsbc.com

Notes to editors:

Footnotes
1.  The Committee of European Banking Supervisors (CEBS) today announced the conclusions of an EU-wide exercise aimed at assessing the overall resilience of the EU banking sector, EU banks' ability to absorb further possible shocks on credit and market risks, including sovereign risks, and the dependence of EU banks on public support measures.

As previously announced by the CEBS, this exercise involved the application of commonly agreed macro-economic scenarios developed in close cooperation between the CEBS, national supervisory authorities, the European Commission and the European Central Bank.

The exercise covered a sample of cross-border banking groups and key domestic credit institutions in Europe, representing 65 per cent of the EU banking sector in terms of total assets. HSBC is one of the banking groups included in the exercise.

As stated by the CEBS, it should be noted that
a stress testing exercise does not provide forecasts of expected outcomes, but rather a what-if analysis aimed at supporting the supervisory assessment of the adequacy of capital of European banks
.

While HSBC provided the UK FSA with financial information required in order to enable the stress test to be applied to it, the macro-economic scenarios which are applied to that information were developed by the CEBS in close co-operation with other European institutions as mentioned above.

2.  Table of HSBC's EEA Central and Local Government Exposures

Amounts in US$ million	Gross exposures (net of impairment)	of which Banking book	of which Trading book	Net exposures (net of impairment)
Austria	-404	0	-404	-437
Belgium	2,438	2,004	434	2,438
Denmark	1,494	1,547	-53	1,494
Finland	431	0	431	431
France	20,808	7,115	13,693	18,450
Germany	16,690	6,209	10,481	16,654
Greece	1,935	366	1,569	1,935
Hungary	239	0	239	239
Ireland	816	0	816	816
Italy	6,247	404	5,843	6,247
Luxembourg	218	222	-4	218
Malta	343	343	0	343
Netherlands	4,642	3,962	680	4,642
Norway	427	27	400	27
Poland	685	151	534	685
Portugal	698	472	226	698
Slovenia	204	204	0	204
Spain	101	1	100	101
United Kingdom	22,277	19,688	2,589	22,009
Others	276	142	134	243
Total	80,565	42,857	37,708	77,437

The table above summarises the aggregate of the HSBC's in-country foreign and local currency and cross-border exposures to EEA central and local governments as at 31 March 2010 which individually represent in excess of US$ 100 million. Individually, HSBC has gross exposures of less than US$100 million to each of the following members of the EEA: Bulgaria, Cyprus, Czech Republic, Lithuania, Slovakia and Sweden and for convenience these are grouped together in our disclosure as 'Others'. HSBC has no exposure to Estonia, Iceland, Latvia, Liechtenstein and Romania. In accordance with the Bank of England Country Exposure Report (Form CE) guidelines, exposures are defined as including loans and advances (excluding settlement accounts), amounts receivable under finance leases, acceptances, commercial bills, Certificates of Deposit and debt and equity securities (net of short positions), and exclude accrued interest. Cash balances with the Bank of England are excluded for the purpose of this exercise. Form CE is compiled on a regulatory consolidation basis.

The gross figures disclosed are the net of long and short positions but gross of credit risk mitigation ("CRM"). Net figures are gross figures reduced by the amount of CRM that is eligible under the Capital Requirements Directive.

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:

Name: P A Stafford

Title: Assistant Group Secretary

Date: 23 July 2010